February 10, 2025

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd.
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

       Re: Lianhe Sowell International Group Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed February 4, 2025
           File No. 333-279303
Dear Yue Zhu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 72

1. Please revise to ensure your liquidity discussion is consistent with the revisions made to your risk factor disclosures on pages 27 and 30 in response to prior comment 1. In this regard, you state on page 74 that approximately $4.1 million of the $10 million investment will be supplemented by potential bank loans or other financial options.
       However, your risk factor disclosures indicate such amount is $6.6 million. Also, revise your liquidity discussion to clarify that to date you have not secured any bank loans or other financial options and may be unable to obtain additional capital in a
 February 10, 2025
Page 2

       timely manner. Lastly, discuss the impact to your liquidity or Nine-Axis Linkage
       Spray Painting Robots project if you are unable to obtain such financing.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Anna J. Wang